UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLIC-HELD COMPANY

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

EXTRACT OF ITEM 9(B)(ii) OF THE MINUTES OF THE MEETING OF THE BOARD OF

DIRECTORS HELD ON JULY 28, 2011

In my role as secretary of the meeting of the Board of Directors, held on this date, I CERTIFY that item 9(B)(ii) of the Agenda of the Minutes of the Meeting of the Board of Directors of Tele Norte Leste Participações S.A., held on July 28, 2011, at 2 p.m., at Praia do Botafogo No. 300 – 11th floor, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“Finally, regarding item 9(b)(ii), the Directors resolved to appoint Francisco Tosta Valim Filho, described below, to the position of Chief Executive Officer, beginning on August 1, 2011, for the duration of the current term, which position has been provisionally held by José Mauro Mettrau Carneiro da Cunha. The officer-elect declares that he is not involved in any of the crimes provided by law that prevent him from performing the job for which he was nominated. Then, the Chairman of the Meeting registered the receipt on July 4, 2011 of the Resignation Letter of Francisco Aurélio Sampaio Santiago, as Officer without specific designation. Considering the change in the Board of Executive Officers mentioned above, the Directors decided to register the consolidated Board of Executive Officers of the company, which, beginning on August 1, 2011, is composed of the following members: (i) as Chief Executive Officer, Francisco Tosta Valim Filho, Brazilian, married, business administrator, bearer of Identity Card (RG) No. 1006855272, issued by SSP/RS, enrolled with the individual taxpayers’ registry (CPF/MF) under No. 355827150-53, with business address at Rua Humberto de Campos No. 425, 8th floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (ii) as Superintendent Officer, Francis James Lahy Meaney, Irish, single, economist, bearer of Identity Card (RNE) No. V218988-N, issued by CIMCRE/CGPMAF, enrolled with the individual taxpayers’ registry (CPF/MF) under No. 054404. 117-80, with address at Rua Humberto de Campos No. 425, 8th floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (iii) as Officer, without specific designation, and Investor Relations Officer, Alex Waldemar Zornig, Brazilian, married, accountant, bearer of Identity Card (RG) No. 9415053, issued by SSP/SP, enrolled with the individual taxpayers’ registry (CPF/MF) under No. 919584158-04, with address at Rua Humberto de Campos No. 425, 8th floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (iv) as Officer, without specific designation, Júlio Cesar Fonseca, Brazilian, married, psychologist, bearer of Identity Card (RG) No. M-1.367.001, issued by SSP/MG, enrolled with the individual taxpayers’ registry (CPF/MF) under No. 318.103.906/30, with address at Rua Humberto de Campos No. 425, 8th floor, in the City of Rio de Janeiro, State of Rio de Janeiro; and (v) as Officer, without specific designation, Maxim Medvedovsky, Brazilian, married, engineer, bearer of Identity Card (RG) No. 101915858, issued by IFP, enrolled with the individual taxpayers’ registry (CPF/MF) under No. 016750537-82, with business address at Rua Humberto de Campos No. 425, 8th floor, in the City of Rio de Janeiro, State of Rio de Janeiro.”

A majority of the members of the Board of Directors were present and affixed their signatures: (/s/) José Mauro Mettrau Carneiro da Cunha; Fernando Magalhães Portella; Pedro Jereissati; Alexander Jereissati Legey; Sergio Franklin Quintella; Fabio de Oliveira Moser; Claudio Figueiredo Coelho Leal; Demosthenes Marques; Carlos Fernando Costa; and Renato Torres de Faria. Rio de Janeiro, July 28, 2011.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer